WILLIAM L. HUGHES	EMAIL WHUGHES@FENWICKCOM Direct Dial (415) 875-2479

November 7, 2013

VIA EDGAR AND COURIER

U.S. Securities and Exchange Commission

Division of Corporation

Finance 100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Johnny Gharib
Bryan J. Pitko

Re:	Acucela Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted October 4, 2013
CIK No. 0001400482

Gentlemen:

We are submitting this letter on behalf of Acucela Inc. (the “Company” or “Acucela”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated October 17, 2013 relating to the Company’s draft registration statement on Form S-1 (CIK No. 0001400482) confidentially submitted to the Commission on May 23, 2013, as amended (the “Registration Statement”). Amendment No. 5 to the Registration Statement (“Amendment No. 5”) is being submitted concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed a copy of this letter transmitted via overnight delivery, along with five copies of Amendment No. 5 in paper format, which have been marked to show changes made to the Registration Statement since the October 4, 2013 submission. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement.

General, page 1

1.

We note your disclosure that in September 2013, Otsuka terminated the Rebamipide Agreement for reasons you believe were unrelated to your performance. Where you discuss termination of the Rebamipide Agreement, please revise your disclosure to

U.S. Securities and Exchange Commission

November 7, 2013

indicate why you believe Otsuka terminated the agreement. In addition, please revise your disclosure to clarify the current clinical development status of rebamipide. In particular, you should revise your disclosure to indicate whether you have suspended or abandoned the previously initiated Phase 3 trials of rebamipide.

The Company has revised the disclosure on pages 10, 38 and 77 as requested. The Company respectfully submits that this disclosure, together with the new disclosure regarding its workforce reduction on pages 15, 38, 54 and F-37, should inform investors of the status of the rebamipide program in all material respects.

* * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2479. In his absence, please direct your questions or comments to Stephen M. Graham at (206) 389-4520.

Sincerely,

/s/ William L. Hughes

William L. Hughes

cc:	Ryo Kubota, Chief Executive Officer
David L. Lowrance, Chief Financial Advisor
Acucela Inc.

Bryan Pitko
James Peklenk
Mary Mast
Securities and Exchange Commission

Stephen M. Graham, Esq.
William L. Hughes, Esq.
Fenwick & West LLP